

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2013

<u>Via E-mail</u>
Soha Hamdan
Chief Executive Officer
OnePower Systems LTD.
Ain El-Mraisseh
73 Bliss Street, Qoreitem Bldg, 3rd floor
Beirut-Lebanon

> **Re: OnePower Systems LTD.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 8, 2013**
> **File No. 333-185176**

Dear Ms. Hamadan:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to comment 2 in our letter dated December 27, 2012, in which you state that you are not a blank check company because your "specific plan and purpose" is the "development, production, wholesale distribution, and retail sales of quality natural skin and body care products, fitness apparel, and related accessories." However, your registration statement suggests that you are pursuing a different line of business. Accordingly, we reissue that comment.

2. We note your response to comment 3 in our letter dated December 27, 2012. However, we continue to see disclosures that indicate the existence of your product and certainty of its execution, or that indicate that you have operations. For example, on page 22 you state that "…the OPP System is designed to …," on page 24 you state that "a number of companies compete with us," and on page 29 you state that you "will provide utility

companies….” These are only examples; please review your disclosure and revise or omit these kinds of statements to reflect that you do not have operations or products.

Prospectus Summary, page 3

3. We note your response to comment 5 in our letter dated December 27, 2012, however it does not appear that you revised your disclosure as requested. Please revise your disclosure in the Prospectus Summary, Business and Management's Discussion and Analysis sections, and elsewhere as appropriate, to clarify that your operations will be in Lebanon and that you plan to service Middle Eastern utility companies and their customers.

Summary Financial Information, page 4

4. Please revise the description of the financial statements in the summary financial information paragraph on page four to match the description of the financial data presented in the tables on the same page.

Risk Factors, page 5

5. We note your response to comment 6 in our letter dated December 27, 2012. Please tell us whether your response is intended to mean that you do not believe a discussion of the risks stemming from exchange rate fluctuations and/or trade regulations is appropriate and why.

Description of Business, page 19

6. We note your response to comment 16 in our letter dated December 27, 2012 and resissue that comment in part. Please revise to explain how you will generate revenues. For example, you should indicate whether you will charge the utility or customers, whether you will charge on a per transaction basis or charge a periodic subscription fee (and, if that latter, whether the fee will be monthly, yearly or otherwise), and how much you will charge for your services. Please provide enough details so that investors can evaluate your business plan.

Plan of Operations, page 19

7. We note an apparent editorial note that was accidently left in the filing to include a graph of how the OP system works. Please include the graph.

Competitive Advantages, page 23

8. We note your response to comment 21 in our letter dated December 27, 2012. Please revise your disclosure with the explanation you provided in your written response to this comment.

Dependence on Customers, page 24

9. We note your response to comment 26 in our letter dated December 27, 2012. However, it does not appear that you have made the revisions indicated in your response. Please revise your disclosure accordingly.

Market for Common Equity and Related Stockholder Matters, page 27

10. We note your response to comment 27 in our letter dated December 27, 2012. However, it does not appear that you have made the revisions indicated in your response. Please revise your disclosure accordingly.

Executive Compensation, page 33

11. Please update this section to include information for the most recently completed fiscal year. Refer to Item 402 of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 34

12. Please include in the table the shares of common stock underlying the convertible note issued to Ms. Hamdan, as it appears that the note is immediately convertible. Refer to Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

Transactions with Related Persons, page 34

13. Please revise this section to include the issuance to Ms. Hamdan of the convertible note.

14. We note your response to comment 28 in our letter dated December 27, 2012. As previously requested, please revise your disclosure that Ms. Hamdan "has not received anything of value form OnePower" given that she has received shares of company stock.

Report of Independent Registered Public Accounting Firm, page F-2

15. We have read your response to prior comment 29 and continue to note that the audit report does not reference each period for which audited financial statements are required. In this regard, the audit report must specifically identify each audited period separately, as well as the cumulative inception to date period. As previously requested, please have

your auditor revise its report and included in your prospectus. Refer to Rule 2-02(c) of Regulation S-X.

Please contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have any questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or the undersigned at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director